FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated July 22, 2004, relating to Lafarge 2004 First Half Sales

Page 1 of 12 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, July 22, 2004

Lafarge 2004 first half sales

• Sales rise 7%, with increases in all divisions

• Strong like for like sales growth of 10.1%

• Lafarge confirms its expectation of robust growth in operating income on ordinary activities in 2004, excluding currency fluctuations

Sales were up 7% to € 6794 million as at June 30, 2004 compared to first half 2003 sales of € 6350 million. The net scope effect was 0.7%. Negative foreign exchange variations impacted sales by 3.8%.

“We are pleased to report the solid level of sales achieved in the first half. Continued improvement was experienced in all divisions, with more normal weather conditions in the first months of 2004 and a good second quarter. This strong first half sales performance confirms our expectation of robust growth in our operating income on ordinary activities for 2004 excluding currency fluctuations” said Bernard Kasriel, Chief Executive Officer of the Group.

The sales report for each division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: + 11.7%

Sales rose 11.7% for the first half of 2004 (+12.9% in Quarter 1, +10.7% in Quarter 2).

In Western Europe, strong sales were seen in France where both the housing market and local public works are showing good levels of activity. In Germany, where the construction market remains weak, prices are progressively improving from the low levels of 2003. Favorable price trends in Spain helped offset weather related volume weakness. In Greece, prices continue to improve, with volume trends now showing a slowdown in demand following the completion of construction projects for the Olympics. In the UK sales are slightly down, with weaker commercial and infrastructure spending.

In North America, the strength of sales growth in the first half has been widespread due to strong demand and more normal weather conditions. Price trends are now positive with successful price increases in the majority of our markets.

Strong sales growth was recorded in many other regions:

•	In Central Europe, there was a notable recovery in Poland, where the construction industry is showing signs of improvement after three years of decline, despite lower average prices ; growth in Romania and Russia continued;

•	in the Mediterranean Basin, particularly in Jordan and Turkey, and across Africa, especially in Nigeria, South Africa and Kenya, high levels of growth were seen;

•	In Asia, with strong increases in volumes and prices in India and a clear recovery in prices in the Philippines, solid growth in sales was recorded. In Malaysia however, the temporary shortage of steel slowed construction, leading to slightly reduced sales. In South Korea, sales declined due to a slowdown in house building and infrastructure spending.

In Latin America, slight sales growth was recorded with a significant improvement in Venezuela offset by lower volumes in Brazil.

AGGREGATES & CONCRETE: +8.1%

Sales rose 8.1% for the first half of 2004 (+11.4% in Quarter 1, +6,0% in Quarter 2).

The robust growth reflects primarily a strong increase in volumes in both activities, driven by overall favorable weather conditions and well-oriented markets in North America, France and emerging countries.

Page 2 of 12 Total Pages

In Aggregates, sales rose 7% in the first half, with a strong increase in North America and a contrasted situation in Western Europe. In particular, sales were lower in the UK due to a decline in infrastructure spending, affecting mainly the Asphalt and Paving activity. Strong market conditions were experienced in emerging countries.

In Concrete, sales rose 9,5% in the first half, driven by a strong growth in North America, continued improvement in Western Europe except in the UK, and good market conditions in all emerging countries with the exception of Brazil.

Pricing is up in most regions.

ROOFING: +6.0%

Sales rose 6.0% for the first half of 2004 (+6.0% in Quarter 1, +6.0% in Quarter 2).

In Western Europe sales rose overall with good clay and concrete volumes, particularly in France and the UK, with the exception of concrete tiles in Germany where the construction market remains depressed.

In the USA, sales continued to grow driven by the strength of the housing market.

The sales of roofing components and chimneys continued to grow strongly.

GYPSUM: +13.7%

Sales rose 13.7% for the first half of 2004 (+14.2% in Quarter 1, +13.2% in Quarter 2).

In Western Europe, sales growth was strong, helped by a strong pricing environment in France and a buoyant UK market. In Germany whilst volumes improved, sales suffered from a competitive pricing environment.

In the USA, sales grew significantly with strong demand from residential construction and prices continuing to improve.

In Asia and Australia, sales continued to grow favorably.

NEGATIVE FOREIGN EXCHANGE IMPACT OF -3.8% AMOUNTING TO € -217 MILLION

Foreign currency negative translation impacts on sales were generated mostly in the following currencies: US Dollar (€ 110 million), Malaysian Ringgit (€ 18 million), and the Nigerian Naira (€ 13 million), partly offset by the appreciation of the Pound Sterling (+€ 12 million).

SCOPE CHANGES OF +0.7% AMOUNTING TO € 55 MILLION

Sales from acquisitions amounted to a positive scope effect of € 175 million of which € 90 million is due to the increase to 51.17% in our percentage ownership of Lafarge Halla Cement, which triggered a change in accounting treatment from the proportional to global consolidation method. The reduction in sales due to negative scope effects totaled €  120 million, primarily as a result of the divestment of our Florida cement operations in 2003 amounting to € 45 million and of a number of smaller activities.

CONSOLIDATED SALES AS AT JUNE 30, 2004

	June 30, 2004 € Million	June 30, 2003 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	3,275	3,031	+8.1%	+11.9%	+11.7%
Aggregates & Concrete	2,097	1,980	+5.9%	+8.1%	+8.1%
Roofing	711	679	+4.7%	+6.0%	+6.0%
Gypsum	676	593	+14%	+14.2%	+13.7%
Others	35	67	-47.8%	-7.8%

TOTAL	6,794	6,350	+7.0%	+10.1%	NA

Page 3 of 12 Total Pages

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.6 billion in 2003. Additional information is available on the web site at www.lafarge.com.

Lafarge’s next financial publication – 2004 half year results – will be on September 9, 2004 (before the Euronext stock market opens.)

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer:33-1 44-34-92-93 james.palmer@lafarge.com

Philippe Hardouin: 33-1 44-34-11-71 philippe.hardouin@lafarge.com	Danièle Daouphars:33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Conference Call on First Half Sales to June 30, 2004
Following the release of Lafarge’s sales to June 30, 2004, a conference call will be held on:
July 22, 2004 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Executive Vice President, Finance
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:
From France: +33 (0)1 70 99 32 98
From UK : +44 208 515 2302
From UK toll free (from UK only): 0 800 358 2343
From USA: +1 303 262 2175
From USA toll free: 800 240 5318
Conference call name: “Lafarge”

A replay of the conference call will be available from July 22, 2004 at 7.30 pm French time to July 30, 2004 at 7.30 pm at the following numbers:
From France +33(0)1 70 99 32 94 Access code: 132607#
From UK +44 208 515 2499 Access code: 997066#
From UK toll free (from UK only): 0 800 026 0020 Access code: 997066#
From USA: +1 303 590 3000 Access code: 11002293#
From USA toll free: +800 405 2236 Access code: 11002293#

Page 4 of 12 Total Pages

Consolidated Figures

Sales
(Millions of euros)	2004S1	2003S1	04/03

By geographical zone of destination

Western Europe	2,990	2,852	5%
Central and Eastern Europe	332	291	14%
Emerging Mediterranean	259	251	3%
North America	1,645	1,601	3%
Latin America & the Caribbean	284	297	-4%
Sub Saharan Africa/Indian Ocean/Others	557	429	30%
Asia /Pacific	727	629	16%

By business line

Cement	3,275	3,031	8%
Aggregates & Concrete	2,097	1,980	6%
Roofing	711	679	5%
Gypsum	676	593	14%
Others	35	67	-48%

Total	6,794	6,350	7%

Page 5 of 12 Total Pages

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

(millions of tonnes)				Like
	2004S1	2003S1	04/03	for like

Western Europe	15.7	15.2	3%
Central and Eastern Europe	4.7	3.6	31%
Emerging Mediterranean	4.9	4.8	2%
North America	9.1	7.7	18%
Latin America & the Caribbean	3.0	3.0	0%
Sub Saharan Africa/ Indian Ocean	6.1	5.3	15%
Asia/Pacific	14.3	11.3	27%

Total	57.8	50.9	14%	7.1%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)
				Like
	2004S1	2003S1	04/03	for like

Western Europe	1,103	1,049	5%
Central and Eastern Europe	208	171	22%
Emerging Mediterranean	212	207	2%
North America	574	587	-2%
Latin America & the Caribbean	180	202	-11%
Sub Saharan Africa/Indian ocean/Others	452	363	25%
Asia/Pacific	546	452	21%

Total consolidated sales	3,275	3,031	8%	11.9%

Sales before elimination of inter divisional sales by origin
(Millions of euros)
				Like
	2004S1	2003S1	04/03	for like

Western Europe	1,227	1,175	4%
Central and Eastern Europe	211	179	18%
Emerging Mediterranean	205	189	8%
North America	652	661	-1%
Latin America & the Caribbean	223	226	-1%
Sub Saharan Africa/Indian ocean/Others	495	420	18%
Asia/Pacific	539	444	21%

Total before elimination of inerdivisional sales	3,552	3,294	8%	11.7%

Page 6 of 12 Total Pages

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

		2004S1	2003S1	04/03	Like
Aggregates					for like
(millions of tonnes)

Western Europe		38.4	37.2	3%
North America		54.1	45.9	18%
Other countries		9.8	8.2	20%

Total		102.3	91.3	12%	10.4%

					Like
Concrete		2004S1	2003S1	04/03	for like
(millions of cbm)

Western Europe		7.4	7.1	4%
North America		5.5	4.7	17%
Other countries		4.8	4.6	4%

Total		17.7	16.4	8%	8.4%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)		2004S1	2003S1	04/03	Like
					for like

Aggregates & related products		880	834	6%
Ready-mix concrete & concrete products		1,217	1,146	6%

Total Aggregates & Concrete		2,097	1,980	6%	8.1%

of which	Western Europe	953	920	4%
"	North America	888	834	6%
"	Other countries	256	226	13%

Sales before elimination of inter divisional sales by origin
(Millions of euros)		2004S1	2003S1	04/03	Like
					for like

Total Aggregates & Concrete		2,107	1,989	6%	8.1%

Aggregates & related products		1,036	978	6%	7.0%

of which pure Aggregates	Total	826	752	10%
"	Western Europe	419	392	7%
"	North America	349	313	12%
"	other countries	58	47	23%

Ready-mix concrete & concrete products		1,225	1,152	6%	9.5%

of which Ready-mix	Total	1,161	1,073	8%
"	Western Europe	554	522	6%
"	North America	398	363	10%
"	other countries	209	188	11%

Eliminations intra A&C		–154	–141	9%

Page 7 of 12 Total Pages

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
(Millions of Euros)					Like
		2004S1	2003S1	04/03	for like

Concrete roof tiles	(millions of m²)	61.0	57.6	6%	5.7%

Western Europe (1)		28.7	28.7	0%
North America		11.0	9.3	18%
other countries (1)		21.3	19.6	9%

Clay roof tiles	(millions of m²)	12.6	11.8	7%	6.4%
Western Europe		11.6	11.1	5%
other countries		1.0	0.7	43%

Chimneys	(kms)	1,402	1,269	10%	10.5%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)					Like
		2004S1	2003S1	04/03	for like

Total		711	679	5%	6.0%

Western Europe		534	518	3%
	Germany	192	189	2%
	Other countries	342	329	4%
Other countries		177	161	10%

Sales (before elimination of inter divisional sales by origin)
					Like
(Millions of Euros)		2004S1	2003S1	04/03	for like

Total		711	679	5%	6.0%

of which concrete roof tiles	Western Europe	249	245	2%
"	North America	53	50	6%
	Other countries	52	49	6%
of which clay roof tiles		129	121	7%
of which chimneys (2)		86	78	10%
of which other roofing products		142	136	4%

(1) 2003 figures were restated with the correct split of BRAMAC sales.
(2) Including the "other roofing products" of the Chimney business.

Page 8 of 12 Total Pages

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
				Like
(millions of m²)	2004S1	2003S1	04/03	for like

Total	336	307	9%	9.5%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)	2004S1	2003S1	04/03	Like
				for like

Total	676	593	14%	14.2%

of which Western Europe	380	344	10%
of which North America	125	107	17%
of which other countries	171	142	20%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)	2004S1	2003S1	04/03	Like
				for like

Total	678	593	15%	13.7%

of which Western Europe	392	354	11%
of which North America	125	107	17%
of which other countries	162	132	23%

Page 9 of 12 Total Pages

Sales June 30th 2004
Ytd Sales variance analysis by region and in major domestic markets*

	Volume effect	Price, product,		Activity variation
	%	customer & other mix		vs 2003%
		effect
		%
CEMENT
Western Europe	2.2	2.5		4.7
France	7.5	1.6		9.1
United Kingdom	-0.4	-1.0		-1.4
Spain	-2.1	3.3		1.2
Germany	-1.4	8.6		7.1
Greece	0.1	5.1		5.3
Central Europe	11.2	11.0		22.2
Poland	26.4	-5.1		21.3
Romania	5.3	22.4		27.7
Russie	3.9	30.4		34.3
Serbia	2.3	8.9		11.2
Mediterranean Basin	16.3	10.3		26.5
Turkey	23.9	31.7		55.6
Morocco	8.5	-7.0		1.5
Jordan	30.4	7.2		37.6
Egypt	-8.7	49.1		40.4
North America	15.2	-0.9	(1)	14.3
Latin America, Caraibs	3.4	-1.6		1.9
Brazil	-9.6	-1.8		-11.4
Venezuela	57.6	8.4		66.0
Chile	7.8	-3.8		4.0
Africa, Indian Ocean	18.4	15.9		34.2
Kenya	19.6	-0.6		19.0
Nigeria	15.5	38.1		53.6
South Africa	34.9	7.1		42.1
Asia, Middle East	4.6	5.8		10.5
Indonesia	0.9	3.7		4.5
Malaysia	-0.7	-1.2		-1.9
Philippines	3.7	36.3		39.9
India	11.4	8.3		19.7
South Korea	-2.4	-3.1		-5.5

Total CEMENT	7.1	4.6		11.7

AGGREGATES and related activities
France (pure Aggregates)	7.9	2.0		9.9
United Kingdom (pure Aggregates)	-6.2	1.2		-4.9
North America (pure Aggregates)	15.4	1.5		17.0
Pure aggregates	10.4	-0.4	(2)	10.0

Total AGGREGATES and related activities				7.0

CONCRETE and related activities
France (readymix)	6.6	3.5		10.1
UK (readymix)	-3.2	2.1		-1.1
North America (readymix)	10.7	0.3		11.0
Total Readymix	8.4	1.4		9.8

Total CONCRETE and related activities	8.4	1.1		9.5

(1)	Thereof price effects for Grey cement only: 0.5%
(2)	Thereof price effects at constant country mix: 1.2%

*	Variance on like for like sales before elimination of sales between Divisions

Page 10 of 12 Total Pages

Sales June 30th 2004
Ytd Sales variance analysis by region and in major domestic markets.*

		Price, product,
	Volume effect	customer & other mix	Activity variation
	%	effect	vs 2003%
		%
ROOFING
Western Europe Concrete T&F	0.7	0.4	1.1
Western Europe Clay T&F	5.3	-0.3	5.1
UK	1.6	1.1	2.7
Concrete	1.3	-0.1	1.1
Clay	6.0	-1.2	4.8
France	5.2	-3.3	8.5
Concrete	4.0	1.1	5.1
Clay	7.4	3.4	10.7
Germany	-0.7	-0.2	-0.9
Concrete	-4.4	1.9	-2.5
Clay	6.2	-1.4	4.8
United States (Concrete)	18.3	-0.9	17.4

Chimneys	9.8	1.0	10.8
Accessories		6.2	6.2

Total ROOFING			6.0

GYPSUM
BOARDS
Western Europe	8.1	-0.9	7.2
North America	9.4	21.4	30.8
Asia / Pacific	9.8	-3.4	6.4

TOTAL GYPSUM			13.7

*	Variance on like for like sales before elimination of sales between Divisions

Page 11 of 12 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 22, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 12 of 12 Total Pages